Filed by Inflection Point Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inflection Point Acquisition Corp. (File No. 001-40823)

Below is a transcript of an excerpt of the October 6, 2022 webinar “IPO Edge Presents: The Space Race II: Business, Investing and Financing” discussing the proposed business combination between Inflection Point Acquisition Corp. (“Inflection Point”) and Intuitive Machines, LLC (“Intuitive Machines”), as well as the business of Intuitive Machines and its future outlook.

The webinar can be found in its entirety at the following link: https://ipo-edge.com/replay-the-space-race-ii-with-intuitive-machines-ast-spacemobile-virgin-orbit-planet-labs-satixfy/

John Jannarone (IPO Edge) (00:02:11):

With that, let’s kick off with Intuitive Machines, and before you meet the CEO, Steve Altemus, we’re going to play a video which actually features Steve, but then you’ll meet the man in virtual flesh himself. Jarrett, let’s check it out.

Intuitive Machines video (00:02:25):

Intuitive Machines was an idea scribbled on a napkin, to create a think tank that solved humanity’s toughest problems, using the human spaceflight techniques, engineering methodologies and processes. And from that napkin sketch, we formed Intuitive Machines.

Intuitive Machines video (00:02:42):

In 2017, the National Space Council established Space Policy Directive-1, which was to return the United States to the moon. For Intuitive Machines that meant, for the first time in history, a U.S. commercial company could build the infrastructure and the program to land softly on the Moon.

Intuitive Machines video (00:03:03):

Nova Control is go for launch.

Intuitive Machines video (00:03:05):

NASA has awarded Intuitive Machines three lunar missions, more than any other contractor. Beginning with our first mission to the moon in the first quarter of 2023, Intuitive Machines lays the foundation for the return of astronauts to the surface of the Moon. In addition, it allows Intuitive Machines to cultivate a commercial business in cislunar space.

Intuitive Machines video (00:03:27):

Intuitive Machines’ competitive advantage is in our advanced technologies, which enable our flights to the Moon and extend across our four business units. Lunar access services, lunar data network services, orbital services and space products and infrastructure. From the beginning, Intuitive Machines was about solving humanity’s greatest challenges. Returning United States to the Moon for the first time in 50 years and opening up a cislunar economy is what this company’s all about. This complement of business lines is what will help us achieve that.

John Jannarone (IPO Edge) (00:04:03):

All right, great. With that, I’m going to pass the baton to my co-editor, Jarrett Banks, who’s going to bring in our first guest, Steve Altemus.

Jarrett Banks (IPO Edge) (00:04:11):

Thanks John, and welcome Steve to the program. Steve Altemus, CEO of Intuitive Machines, which is merging with Inflection Point Acquisition Corp. That’s IPAX, I-P-A-X on NASDAQ. Steve, welcome. Let’s kick things off. Perhaps you could tell us about what opportunities you saw in commercializing cislunar space. And for those who don’t know, cislunar being the space in between the Earth and the Moon.

Steve Altemus (Intuitive Machines) (00:04:46):

Well pleasure to be here, Jarrett. Thank you very much. Can folks see me okay on the video?

Jarrett Banks (IPO Edge) (00:04:54):

Absolutely.

Steve Altemus (Intuitive Machines) (00:04:56):

All right. So yes, it’s been quite exciting. And like I mentioned in the video, back in 2017 and early 2018 the National Space Council declared the Moon of strategic interest, and that NASA would lead the United States back to the Moon. And what you’ve heard a lot about is the Artemis program. Well, Intuitive Machines has been tasked by NASA to do the precursor robotic missions of science and discovery to the Moon. So we build the entire program and infrastructure to fly to the Moon and land softly on the Moon. That first opportunity that we’ve gotten for NASA, we fly their payloads and return their science data back to Earth. Subsequently we’ve gone on to be awarded three missions to the Moon, and we’ve set essentially an annual cadence of missions so that researchers and scientists, international partners and commercial partners can fly to the Moon on a fairly regular basis.

Jarrett Banks (IPO Edge) (00:05:56):

Fantastic. Now we saw that video. I love seeing that old footage of the space era. Feels like we’re entering a new era. But before we get to that, tell us why a SPAC? We heard about IPAX, why a SPAC and why now?

Steve Altemus (Intuitive Machines) (00:06:15):

Yes. Well, a SPAC is simply a mechanism to get into the public markets, and we have a fantastic opportunity for retailer investors, for the first time in history, to invest in space exploration or a space exploration company. So I think we wanted to highlight our growth plan and our performance. We have significant bookings and revenue as a company. And now with going public we have access to the capital we need to essentially fund our business plan moving forward and continue our growth, and continue our first mover advantage in this competitive market.

Jarrett Banks (IPO Edge) (00:06:54):

Okay. Now what are the next steps after raising, let’s say, 100 million to 400 million?

Steve Altemus (Intuitive Machines) (00:07:04):

Yes. As you know, SPAC transactions have some variability in the amount of capital you raise. We’ve definitized a technology portfolio that we’re going to develop with the capital that allows us to unlock revenue streams across our four business clients. That means growing our lunar lander, which is currently sized to take about 100 kilograms of payloads to the surface of the Moon. We’re going to grow that into what we call a Nova D class, which takes up about a metric ton of payloads to the Moon. So we’re evolving into a cargo carrier, a logistics cargo carrier, to support human space flight.

Steve Altemus (Intuitive Machines) (00:07:42):

In addition, part of going to the Moon is also about communicating to and from the Moon. And so we have a ground network established around the world to communicate line of sight to the Moon. So what we want to do is actually fill out our constellation of satellites around the Moon, which give us communication 360 degrees around the moon, including on the far side of the Moon, and then back to Earth. With that constellation in place we can then set about establishing precision navigation so that any customer or any entity that wants to fly to the Moon could use our data network and navigation services for pinpoint accuracy in their landing on the Moon.

Jarrett Banks (IPO Edge) (00:08:24):

All right. That’s very exciting. Now, how will your company, Intuitive Machines, continue to leverage government funding to diversify into more commercial missions?

Steve Altemus (Intuitive Machines) (00:08:36):

Yeah, great question Jarrett. Landing softly on the Moon was the first step with NASA, and then establishing our commercial lunar distance network to be able to communicate to the Moon was an essential element of being able to fly that mission. Well because we’ve had that as part of the lunar access, we now can offer that service commercially and to international partners and to other government agencies.

Steve Altemus (Intuitive Machines) (00:09:02):

And so we see, first, NASA as the point of the spear to take the U.S. economy back to the Moon. Then we’re going to move and see the Space Force gain interest and traction in cislunar space. And we’ve also seen other nations around the world that are interested in putting payloads on the Moon. And now with a regular cadence of missions that we plan every year, commercial entities can now rely on us to take them to the Moon for whatever engineering demonstrations they want to perform. So that’s the direction we’re headed and that’s the opportunity we are cultivating.

[ . . . ]

John Jannarone (IPO Edge) (01:00:28):

Great. As a follow- up to that, a trend that I think we’ve discussed on this program many times is the declining cost of launch and declining cost per kilogram of payload. How much is that a continuing theme and are these costs still following? And I’ll open that to anyone, but Mike, you’ve probably got a thought since-

Mike Safyan (Planet Labs) (01:00:48):

Yeah, we’ve certainly seen launch pricing come down over the years and to our benefit. I think that it can either allow us to launch more satellites for the same price or the same amount of satellites for a lower price. And so I think that with a lot of these new launch vehicles out there, there is more of a competition around pricing or a competition around a specific type of service or a specific added value add that they can provide.

Mike Safyan (Planet Labs) (01:01:14):

So I think it’s generally a good thing. And I think things like the Starship is another step function in the launch market. To have such a big reusable launch vehicle, I think will have a pretty large impact into the market. But, yeah, as the satellite operator, we believe that it’s very beneficial to us as prices come down. And it also, it’s this virtuous cycle; it lowers the barrier of entry, which means that more satellite companies, more space exploration companies can execute on plans at lower cost.

Steve Altemus (Intuitive Machines) (01:01:45):

Yeah, I would’ve to agree with Mike there that the whole space exploration market and the Moon, which to this date has been basically inaccessible to anything but sovereign governments is now accessible to commercial entities based on the reduction in launch price and launch access. So we can now talk about pricing payloads to the surface of the Moon in terms of dollars per kilogram based on the decreasing launch cost. And so that really has been an enabler that allows the U.S. economy in particular, with its access to low launch costs, to be able to take on greater and greater challenges further and further away from the earth.

John Jannarone (IPO Edge) (01:02:28):

All right, great. I’m going to get back to an industry question, but before I do, I want to turn one to Tom and Nick here. Obviously in the last couple of years, many, many companies in this industry have gone public, but Nick and Tom, are there yet more private space companies that might tap a public markets soon, assuming the markets can bear it. Nick and Tom, is there a pipeline there?

Nick S. Dhesi (Latham & Watkins) (01:02:52):

Yeah, it feeds into the conversation. I think the reality is we talk about vertical integration, we talk about reduced launch costs, we talk about generational technology shifts. That’s the work of many. And I think there are a lot of companies out there who have the ability to tap the public markets and scale their businesses in a way to contribute solutions over time. I just think it requires patience, including patience by those companies, and discipline as to the right timing and the right partnership to take them public.

John Jannarone (IPO Edge) (01:03:23):

Great. Tom?

Tom Cook (ICR) (01:03:26):

Yeah, just to add to that, I would point out that while it is a challenging environment, there was a big announcement this past week with AE Industrial Partners and BlackRock acquiring York, which is a small satellite manufacturer, and that had over a billion dollar valuation. So there’s certainly still demand out there for companies, and it’s just a little more conservative at the moment.

John Jannarone (IPO Edge) (01:03:50):

Great. Now Nick mentioned vertical integration, would anyone like to speak to the importance of that in any of your particular businesses among the five companies here?

Steve Altemus (Intuitive Machines) (01:03:59):

Yeah, I could talk about it a little bit. What we’ve found is we’re not completely vertically integrated, but with the COVID-19 pandemic and the subsequent supply chain challenges that we’ve experienced as an industry in aerospace in particular, we find that vertically integrating the core technologies that keep us on track, the long lead items, the difficult things, makes us less reliant on a supply chain and keeps us moving with agility and speed at a time when that’s the name of the game in aerospace.

Steve Altemus (Intuitive Machines) (01:04:36):

So we in particular integrate our technologies like propulsion and navigation systems and those sorts of things that aren’t readily available in the supply chain so that we can be in charge of our own destiny, if you will.

[ . . . ]

John Jannarone (IPO Edge) (01:12:06):

All right. That’s a really good statistic, Dan. Thanks for that. All right. Looking really further ahead, we’ll probably throw this one to Steve. So Steve, you talked about the Moon, but what about Mars? What about deep space? How far away is this from being a reality to actually sending spacecraft out there and making a business out of it?

Steve Altemus (Intuitive Machines) (01:12:25):

Well, I think you’re seeing a burgeoning industry here as the Moon is the next closest step for commercialization and we’re already signing customers on ride-share opportunities that want to go out beyond the Moon to asteroids or you’re also seeing NASA looking forward with the DART mission recently. You saw nine million miles out where they took that mission and collided with an asteroid for planetary defense.

Steve Altemus (Intuitive Machines) (01:12:55):

And so we are seeing a look out further and further. And again, with more capable launch vehicles, lower launch costs, we’re seeing those missions as a clear possibility moving forward. It’ll take a while to get that established, but we think the model that we’ve got to commercialize Cislunar space will only lend itself as a jumping off point for further space exploration.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Intuitive Machines and Inflection Point (the “Business Combination”). In connection with the Business Combination, Inflection Point will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement/prospectus to be distributed to holders of Inflection Point’s ordinary shares in connection with Inflection Point’s solicitation of proxies for the vote by Inflection Point’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to Intuitive Machines equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Inflection Point will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Inflection Point’s shareholders in connection with the Business Combination. Inflection Point will also file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of Inflection Point and Intuitive Machines are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inflection Point through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Inflection Point may be obtained free of charge from Inflection Point’s website at www.inflectionpointacquisition.com or by written request to Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

No Offer or Solicitation

This press release is for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor a solicitation of a proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and Intuitive Machines’ equity holders, respectively, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the agreement and plan of merger or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in Inflection Point’s Annual Report on Form 10-K for the year ended 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.